Filed by Bonanza Creek Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Bonanza Creek Energy, Inc.

Commission File No.: 001-35371

Date: November 15, 2017

November 15, 2017

Fellow employees:

As we announced previously, our Board of Directors has been engaged in a process of pursuing a permanent Chief Executive Officer while at the same time considering potential strategic opportunities.  It has been a very deliberate, time-consuming, and rigorous process, and I’m happy to report that it has reached a successful conclusion.

After full consideration of potential outcomes, our Board has determined to enter into a strategic transaction.   This morning, we announced the execution of an agreement for SandRidge Energy, Inc. to acquire Bonanza Creek for $746 million in cash and stock. SandRidge is a publicly traded oil and gas producer with a large asset base complementary to our DJ Basin assets. In particular, SandRidge’s properties in the North Park Basin of Colorado, target the same Niobrara formation. The transaction is subject to the approval of each company’s shareholders, certain regulatory approvals and customary closing conditions and is expected to close in the first quarter of 2018.

This transaction directly aligns with the vision of both companies to increase scale and create value, while prudently managing risk and maintaining a strong balance sheet. Because SandRidge is using cash and its stock as currency, and because Bonanza Creek has no debt outstanding, this transaction enables the combined company to maintain low leverage. Moreover, adding SandRidge’s North Park assets enhances our own geographic footprint and immediately adds value by growing the combined company’s Niobrara portfolio. The combination of significant cash flow from SandRidge’s mature Mississippian assets and its drilling partnership in the NW Stack play in Oklahoma will allow the combined company to grow the Niobrara assets while maintaining a strong balance sheet.

I have included some highlights of the transaction below, and included a pdf of this morning’s press release and presentation from SandRidge announcing the transaction for your review.

SandRidge will acquire all of the outstanding shares of common stock of Bonanza Creek for cash and shares of SandRidge stock valued at $36.00 per share. The total consideration of approximately $746 million consists of $398 million in cash and approximately $348 million in SandRidge common stock.

SandRidge brings to the combined company the following elements:

•                  38.8 MBoepd of current production

•                  123,000 net acres in North Park Basin

•                  ~1,200 2P Niobrara locations

•                  70,000 net acres in NW STACK

•                  Stable base of cash flow from Mississippian assets

•                  Significant cost, technical and operational synergies

•                  SandRidge has  $38 million debt and $133 million cash on hand

We certainly understand that you will have questions about today’s news. In the very near future, your respective member of the management team will be hosting meetings to discuss the transaction and answer your questions. Over the coming weeks we expect to work closely with SandRidge regarding staffing of the combined entity going forward, including with respect to Bonanza Creek employees who will migrate into the SandRidge organization. Please understand that no decisions have yet been made with respect to the future staffing.  When those decisions have been made, we will announce them promptly.

As we already noted, our Board has been engaged in both a CEO search and the consideration of potential strategic transactions.  On the heels of today’s announcement, we truly believe we achieved both initiatives. We are convinced that the combined companies are positioned to enjoy great success under James Bennett, SandRidge’s CEO, and the rest of his management team, now and in the future.

Lastly, and most importantly, we are proud of the Bonanza Creek team’s tireless and dedicated efforts over the last year to restructure Bonanza Creek, from both a financial and organizational perspective, to reduce costs significantly, and to restart a drilling and completion program that has generated immediate positive results.  These efforts have allowed Bonanza Creek to reach a transaction with SandRidge on terms that are very favorable for our shareholders.  We are certain the combined company will grow and thrive for years to come.

Thank you again for your dedication to Bonanza Creek.

Jack Vaughn, Chairman of the Board

Seth Bullock, Interim CEO

Forward-Looking Statements

This communication includes forward-looking statements. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to, among other things, the proposed Merger with SandRidge, including the expected timing of completion of the Merger; the benefits of the Merger; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts.

These forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements, including the following risks, uncertainties and other factors:

•                  the risk that the Merger may not be completed in a timely manner or at all due to the failure to obtain the necessary approvals of Bonanza’s or SandRidge’s stockholders or the failure to satisfy other conditions to completion of the Merger;

•                  the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•                  the outcome of any legal proceeding that may be instituted against Bonanza and others following the announcement of the Merger;

•                  the amount of the costs, fees, expenses and charges related to the Merger;

•                  the risk that the benefits of the Merger, including synergies, may not be fully realized or may take longer to realize than expected;

•                  the risk that the Merger may not advance the combined company’s business strategy;

•                  the risk that the combined company may experience difficulty integrating all employees or operations;

•                  the potential diversion of Bonanza’s management’s attention resulting from the proposed Merger;

•                  further declines or volatility in the prices Bonanza receives for its oil, natural gas liquids and natural gas;

•                  general economic conditions, whether internationally, nationally or in the regional and local market areas in which Bonanza does business;

•                  ability of Bonanza’s customers to meet their obligations to Bonanza;

•                  Bonanza’s access to capital;

•                  Bonanza’s ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fully develop Bonanza’s undeveloped acreage positions;

•                  the presence or recoverability of estimated oil and natural gas reserves and the actual future sales volume rates and associated costs;

•                  uncertainties associated with estimates of proved oil and gas reserves;

•                  the possibility that the industry may be subject to future local, state, and federal regulatory or legislative actions (including additional taxes and changes in environmental regulation);

•                  environmental risks;

•                  seasonal weather conditions;

•                  lease stipulations;

•                  drilling and operating risks, including the risks associated with the employment of horizontal drilling techniques;

•                  Bonanza’s ability to acquire adequate supplies of water for drilling and completion operations;

•                  availability of oilfield equipment, services and personnel;

•                  exploration and development risks;

•                  competition in the oil and natural gas industry;

•                  management’s ability to execute Bonanza’s plans to meet its goals;

•                  Bonanza’s ability to attract and retain key members of Bonanza’s senior management and key technical employees;

•                  Bonanza’s ability to maintain effective internal controls;

•                  access to adequate gathering systems and pipeline take-away capacity to provide adequate infrastructure for the products of Bonanza’s drilling program;

•                  Bonanza’s ability to secure firm transportation for oil and natural gas Bonanza produces and to sell the oil and natural gas at market prices;

•                  costs and other risks associated with perfecting title for mineral rights in some of Bonanza’s properties;

•                  continued hostilities in the Middle East and other sustained military campaigns or acts of terrorism or sabotage;

•                  other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our businesses, operations or pricing; and

•                  other factors identified in Bonanza’s and SandRidge’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Bonanza does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed business combination between Bonanza and SandRidge. The proposed combination will be submitted to Bonanza’s and SandRidge’s stockholders for their consideration and approval. In connection with the proposed combination, Bonanza and SandRidge will prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the proposed Merger. This communication is not a substitute for the registration statement, proxy statement/prospectus or other document(s) that Bonanza and/or SandRidge may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA AND SANDRIDGE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA, SANDRIDGE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may also request copies of the documents filed with the SEC by Bonanza by contacting Bonanza’s Investor Relations. Investors may also request copies of the documents filed with the SEC by SandRidge by contacting SandRidge’s Investor Relations.

Certain Information Regarding Participants

Bonanza, SandRidge and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Bonanza’s directors and executive officers in its Current Reports on Form 8-K which were filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. You can find information about SandRidge’s directors and executive officers in its Definitive Proxy Statement, which was filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Bonanza or SandRidge as described above.